Katherine R. Kelly Vice President, Associate General Counsel & Corporate Secretary

430 East 29 Street New York, New York 10016 Tel 212-546-4852 katherine.kelly@bms.com

November 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Keira Nakada and Bonnie Baynes, Office of Healthcare and Insurance

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 13, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018
Filed July 26, 2018
File No. 001-01136

Dear Ms. Nakada and Ms. Baynes:

This letter responds to the additional oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 5, 2018 responding to Bristol-Myers Squib Company’s response letter dated September 24, 2018 and follow-up discussion with the Staff on October 15, 2018.  For your convenience, we have included a summary of the oral comment below and follow with our response.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 3. Revenue Recognition, page 8

Comment: Please revise your disclosure to clarify that upfront fees and contingent regulatory and development milestones are recognized ratably over time, if true.

We will revise our disclosure accordingly.  For the convenience of the Staff, please find below the relevant revised paragraph from our revenue recognition footnote.

“Although collaboration arrangements are unique in nature, both parties are active participants in the operating activities and are exposed to significant risks and rewards depending on the commercial success of the activities.  Performance obligations inherent in these arrangements may include the transfer of certain development or commercialization rights, ongoing development and commercialization services and product supply obligations.  Except for certain product supply obligations which are considered distinct and accounted for as separate performance obligations similar to the manner discussed above, all other performance obligations are not considered distinct and are combined into a single performance obligation as the transferred rights are highly integrated and interrelated to our obligation to jointly develop and commercialize the product with the third party.  As a result, up-front fees are recognized ratably over time throughout the expected period of the collaboration activities and included in other income as the license is combined with other development and commercialization obligations.  Contingent development and regulatory milestones that are no longer constrained are recognized in a similar manner on a prospective basis.  Royalties and profit sharing are recognized when the underlying sales occur and included in alliance and other revenue.  Refer to “-Note 4. Alliances” for further information.”

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852 or Robert Owens at (609) 419-6443.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Vice President, Associate General Counsel & Corporate Secretary

cc:	Robert J. Bertolini, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, General Counsel, Bristol-Myers Squibb Company
Karen Santiago, Controller, Bristol-Myers Squibb Company
Robert J. Owens, Chief Accountant, Bristol-Myers Squibb Company